Exhibit 99.1

GasLog Partners Announces Sale and Leaseback of GasLog Shanghai

Majuro, Marshall Islands, October 13, 2021 — GasLog Partners LP ("GasLog Partners" or the "Partnership")(NYSE: GLOP) today announced the sale and leaseback of the GasLog Shanghai to a wholly owned subsidiary of China Development Bank Leasing (“CDBL”) for $120 million, releasing approximately $20 million of incremental net liquidity. Concurrent with the sale, the Partnership will bareboat charter-in the vessel from CDBL for a period of 5 years, ending in October 2026, with no obligation to purchase the vessel at the end of the lease.

The GasLog Shanghai is a 155,000 cubic meter LNG carrier with tri-fuel diesel electric propulsion built in 2013. The vessel is currently on charter to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. until November 2022.

Paolo Enoizi, CEO of GasLog Partners LP stated, “With the completion of the sale and leaseback of the GasLog Shanghai the Partnership will not only have additional capacity to further reduce its cost base but will also maintain operational and commercial control of the vessel for the next five years. We expect this period to be robust for LNG and LNG shipping demand as the world transitions to more environmentally friendly fuel sources.”

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 14 LNG wholly owned carriers with an average carrying capacity of approximately 158,000 cbm as well as 1 vessel on a bareboat charter. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.